UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

____________

FORM 11-K
____________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 001-00368

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

PN:001

CHEVRON
EMPLOYEE SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022 AND 2021

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022	3
Notes to Financial Statements	4 - 15
Supplemental Schedule:

Schedule of Assets (Held at End of Year)	16 - 23
Exhibit 23.1 - Consent of Grant Thornton LLP	24
Signature	25

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Chevron Employee Savings Investment Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Chevron Employee Savings Investment Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental information in the accompanying schedule, Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2021.
Bellevue, Washington
June 23, 2023

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2022 AND 2021
(thousands of dollars)

	2022	2021

Assets

Cash	$91,419	$—

Investments - at fair value:
Chevron Corporation common stock	6,192,864	5,355,945
Registered investment companies	3,804,333	3,605,517
Fidelity BrokerageLink	358,624	382,265
Stable value collective investment funds	6,407	—
Other collective investment funds	7,693,554	9,581,896
Separate account	349,652	409,169
Total investments	18,405,434	19,334,792

Notes receivable from brokers	662	602
Notes receivable from participants	112,383	110,668

Total assets	18,609,898	19,446,062

Liabilities	—	—

Net assets available for benefits	$18,609,898	$19,446,062
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2022
(thousands of dollars)

Additions

Contributions:
Employer contributions	$290,375
Participant contributions	348,161
Participant rollovers	103,620
Total contributions	742,156

Investment income:
Net appreciation in fair value of investments	228,434
Interest and dividends	349,366
Total investment income	577,800

Other additions:
Interest on notes receivable from participants	4,793

Total additions	1,324,749

Deductions

Distribution to participants	2,256,944
Administrative fees	3,761
Total deductions	2,260,705

Transfers of Employees' Savings Plans

Transfer from Pasadena Refining System, Inc.	27,583

Transfer from Renewable Energy Group	72,209

Net Decrease	(836,164)

Net assets available for benefits:
Beginning of year	19,446,062

End of year	$18,609,898
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1 - Description of the Plan

The following description of the Chevron Employee Savings Investment Plan (ESIP or the Plan) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that is intended to be a qualified profit-sharing plan under section 401(a) of the Internal Revenue Code (the Code), a qualified cash or deferred arrangement under section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under section 4975(e)(7) of the Code.

Plan Sponsor/Administrator. Chevron Corporation (the Corporation) is the Plan Sponsor and the Plan Administrator of the ESIP. It has the authority to appoint one or more trustees to hold the assets of the Plan and to appoint a recordkeeper. In its capacity as fiduciary and administrator, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility. Employees of the Corporation and each other participating company (Company) or employees who are represented by a labor organization that has bargained for and agreed to participation in the Plan are eligible to join the Plan if they are on the U.S. payroll.

Contributions. Participants may contribute up to 75 percent of regular pay as combined basic (1 or 2 percent) and supplemental (up to 73 percent) contributions. For 2022, the maximum contribution amount on a before-tax and Roth 401(k) basis was the annual Code limit of $20,500 for participants under age 50 and $27,000 for participants aged 50 and up. The Plan has a fixed match feature. The Company will match 4 percent of regular pay to participants making basic contributions of 1 percent to the Plan or 8 percent of regular pay to participants making basic contributions of 2 percent to the Plan. Both participant and company match contributions to the Plan ceased when a participant reached regular pay of $305,000 for the year 2022.

The Company matching contribution is made in cash and distributed according to the participants’ current payroll deduction distribution elections. Participants may elect to receive dividends on shares in their Chevron Stock and Chevron ESOP accounts as a taxable distribution or reinvest the dividends into their Chevron Stock account.

Vesting. Employees are always fully vested in all contributions to their accounts, as well as the investment income earned from all contributions to the Plan.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1 - Description of the Plan (Continued)

Participant Accounts. Contributions are invested in various investment options offered within the Plan. Employee contributions are comprised of basic and supplemental contributions and rollover contributions from other qualified retirement plans or from a rollover IRA, on a pre-tax, after-tax, or Roth 401(k) basis.

Trustee. Fidelity Management Trust Company and Fidelity Workplace Services, LLC are the Plan’s trustee and recordkeeper, respectively (collectively referred to as Fidelity). Fidelity also performs the custodial and administrator functions for the Dodge & Cox Income Separate Account (Separate Account). The trustee has the authority to manage the assets of the Plan in accordance with the terms of the service agreements.

Notes Receivable from Participants. The Plan loan provision allows participants to borrow funds from their Plan account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their total account balance or the value of the account(s) used to fund the loan. The minimum loan is $1,000. The minimum term for repayment of any loan is 6 months and the maximum term is 5 years. However, the maximum term for repayment of a loan to purchase the participant’s principal residence is 25 years. Loans bear a reasonable fixed rate of interest. Interest rates charged during 2022 and 2021 on new and carried loans ranged from 2.23% to 9.50% with maturities extending to 2048. Most loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants’ accounts. Notes receivable from participants totaled $112,383,139 and $110,668,850 as of December 31, 2022 and 2021, respectively.

Plan Termination. The Corporation expects to continue the ESIP indefinitely but has the authority to amend or terminate the ESIP at any time. In the event of a plan termination, the trust fund shall continue until any previously unallocated assets of the Plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

Benefit Payment / Distribution. At the request of the participant, distributions can be received in installment payments, partial distribution, or single lump-sum payment, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment. Benefit payments to participants are recorded when paid.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1 - Description of the Plan (Continued)

Plan Expenses. In accordance with the Department of Labor’s (DOL) rules under ERISA section 408(b)(2), total all-in fees are disclosed by the service provider. In accordance with these DOL rules, recordkeeping and trustee fees are unbundled and paid by the participants. Other administrative expenses relating to the Plan, including audit fees and participant education retirement services are paid by the Plan to the extent Plan forfeiture funds or Interest Credit Account funds are sufficient. If not, such fees are paid by the Corporation. Certain Chevron employee labor and administrative costs for Plan-related services are being reimbursed to the Corporation by the Plan.

Diversification. Each participant is permitted to direct any contributions made to their account to be invested in investment options available under the Plan. Participants are not subject to any restriction, holding periods or otherwise, when moving assets other than those noted below under Stable Value Funds Equity Wash.

Put Option. For so long as the Company’s shares are readily tradable on an established market, the Company shall not be required to provide the Participant or Beneficiary with an option to put the shares to the Company, in accordance with Section 409(h) of the Code.

Plan Mergers. Effective December 31, 2022, the Pasadena Refining System, Inc. Union Employees Savings Plan (PRSI Union Plan) merged into the ESIP. Total investments in the T.RowePrice (TRP) Stable Value Fund of $3,307,259 were transferred within Fidelity from the PRSI Union Plan trust to this Plan’s trust, as of December 30, 2022. The remaining investments of $23,490,667 and employee loans of $785,433 were transferred on January 3, 2023.

Effective December 31, 2022, the Restated Thrift/Profit Sharing Plan for Cooperatives (REG Plan) assets were transferred into the ESIP. Total investments in the Associated Benefits Corporation (ABC) Stable Value Fund of $3,100,117 were transferred to Fidelity from the REG Plan trust to this Plan’s trust, as of December 30, 2022. The remaining investments of $67,927,965 and employee loans of $1,180,899 were transferred on January 3, 2023.

Stable Value Fund Equity Wash. Following the PRSI Union Plan and REG Plan mergers, two stable value funds were introduced into the ESIP. Per agreement with the fund managers, to discourage market timing and other forms of speculative behavior, investors are restricted from moving assets from these funds directly into existing ESIP money market funds. All assets moving out of these stable value funds must be moved to another non-money market ESIP investment for at least 90 days before moving to a money market investment.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 2 - Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

Basis of Accounting. The financial statements of the ESIP are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition. Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the core and supplemental options are valued on each business day on which the New York Stock Exchange is open for trading to reflect contributions, distributions, income, expenses, gains and losses. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. The valuation of the underlying securities in Fidelity Brokerage Link are determined by Fidelity Brokerage Service daily.

Net appreciation (depreciation) in fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation).

Realized gains (losses) on investments are based on sales proceeds less average cost. Sales and purchases between participants are included in realized gains (losses). Security purchases and sales are recorded as of the trade date for such transactions.

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan rules. There was no allowance for credit losses recorded in 2022 or 2021.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 3 - Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:
•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability; and
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Net Asset Value (NAV) as a practical expedient: Inputs to the valuation methodology are allowed as a practical expedient to measure certain investments at NAV provided:
•The investment doesn't have a readily determinable fair value;
•The investee is an investment company within the scope of ASC Topic 946, Financial Services - Investment Companies.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

•Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.
•Preferred stock held in a separate account fund values are derived from both dealer-supplied valuations and pricing models at year-end.
•Shares of registered investment companies are valued at the closing price reported on the active market on which the individual securities are traded.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 3 - Fair Value Measurements (Continued)

•Corporate bonds held in a separate account fund values are derived from both dealer-supplied valuations and pricing models at year-end.
•Other collective investment fund values are reported at NAV of units of the collective trust as provided by the fund managers as of the financial statement dates. NAV is a readily determinable fair value and is the basis for current transactions but is not a direct quote from an active market so it is classified as Level 2.
•Mortgage-backed securities held in a separate account fund are valued on the basis of their future principal and interest payments discounted at prevailing interest rates for similar investments.
•U.S. government securities held in a separate account fund values are derived from both dealer supplied valuations and pricing models at year-end.
•Asset-backed securities are priced based on a compilation of primarily observable market information.
•Cash equivalents are valued at cost, which approximates fair value.
•Investments in Fidelity BrokerageLink hold shares of registered investment companies and are valued at the closing price reported on the active market on which the individual securities are traded.
•Stable value collective trusts are stated at fair value based on the NAV of the underlying investments, as reported to the Plan by the contract issuer. The NAV, as provided by Fidelity Management Trust Company, is used as a practical expedient to estimate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2022 and 2021:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 3 - Fair Value Measurements (Continued)

	Investments at Fair Value (in thousands) as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Common stocks	$6,192,864	$—	$—	$6,192,864
Registered investment companies	3,804,333	—	—	3,804,333
Fidelity BrokerageLink	358,624	—	—	358,624
Other collective investment funds	—	7,693,554	—	7,693,554
Separate Account:
Preferred stock	—	4,585	—	4,585
Corporate bonds	—	152,245	—	152,245
Mortgages	—	136,257	—	136,257
Government securities	—	27,836	—	27,836
Asset-backed securities	—	20,055	—	20,055
Cash equivalents	—	11,888	—	11,888
Unsettled sales	—	3,218	—	3,218
Unsettled purchases	—	(6,432)	—	(6,432)
Total investments in the fair value hierarchy	$10,355,821	$8,043,206	$—	$18,399,027
Investments at NAV (a)				6,407
Total investments at fair value				$18,405,434
(a) In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2022. Redemption restrictions are reported above in Note 1, Stable Value Fund Equity Wash; the redemption notice period is applicable only to the Plan.

	Dec 31, 2022 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Stable value collective investment funds	$6,407	N/A	Daily	12 months

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 3 - Fair Value Measurements (Continued)

	Investments at Fair Value (in thousands) as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Common stocks	$5,355,945	$—	$—	$5,355,945
Registered investment companies	3,605,517	—	—	3,605,517
Fidelity BrokerageLink	382,265	—	—	382,265
Other collective investment funds	—	9,581,896	—	9,581,896
Separate Account:
Preferred stock	—	4,497	—	4,497
Corporate bonds	—	144,136	—	144,136
Mortgages	—	145,429	—	145,429
U.S. government securities	—	87,197	—	87,197
Asset-backed securities	—	19,962	—	19,962
Cash equivalents	—	24,624	—	24,624
Unsettled sales	—	25,992	—	25,992
Unsettled purchases	—	(42,668)	—	(42,668)
Total investments, at fair value	$9,343,727	$9,991,065	$—	$19,334,792

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 4 - Investments

At December 31, 2022 and 2021, the following broad range of investment options were available to participants:

Target Date Retirement Funds

Fund Name	Fund Type
Vanguard Target Retirement Income Trust Select	Balanced
Vanguard Target Retirement 2015 Trust Select +	Balanced
Vanguard Target Retirement 2020 Trust Select	Balanced
Vanguard Target Retirement 2025 Trust Select	Balanced
Vanguard Target Retirement 2030 Trust Select	Balanced
Vanguard Target Retirement 2035 Trust Select	Balanced
Vanguard Target Retirement 2040 Trust Select	Balanced
Vanguard Target Retirement 2045 Trust Select	Balanced
Vanguard Target Retirement 2050 Trust Select	Balanced
Vanguard Target Retirement 2055 Trust Select	Balanced
Vanguard Target Retirement 2060 Trust Select	Balanced
Vanguard Target Retirement 2065 Trust Select	Balanced
Vanguard Target Retirement 2070 Trust Select ++	Balanced

+ Fund no longer offered for investment effective June 30, 2022.
++ Fund available for investment effective July 1, 2022.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 4 - Investments (Continued)

Core Funds

Fund Name	Fund Type
Vanguard Federal Money Market Fund	Money Market
Vanguard Institutional Total Bond Market Index Trust	Fixed Income
Vanguard Short-Term Bond Index Fund	Fixed Income
Vanguard Institutional 500 Index Trust	Large-Cap Stock
Vanguard Institutional Extended Market Trust	Small & Mid-Cap Growth Stock
Vanguard Developed Markets Index Fund*	International Stock
Vanguard Developed Markets Index Trust**	International Stock
Vanguard REIT Index Fund	Real Estate
Vanguard Emerging Markets Stock Index Fund	International Stock
SSgA US Inflations Protected Bond Fund	Fixed Income
Dodge & Cox Income Separate Account	Fixed Income
Vanguard PRIMECAP Fund	Large-Cap Growth Stock
Vanguard Value Index Fund	Large-Cap Value Stock
Capital Group EuroPacific Growth Trust	International Stock
TRP Stable Value Fund ***	Fixed Income
ABC Stable Value Fund ***	Fixed Income

* Fund no longer offered for investment effective December 7, 2021.
** Fund available for investment effective December 8, 2021.
*** Funds transferred to Chevron ESIP from PRSI Union Plan and REG Plan on December 30, 2022.

Chevron Stock

Fund Name	Fund Type
Chevron Leveraged ESOP	Company Stock
Chevron Stock	Company Stock

Fidelity BrokerageLink

Through the Fidelity Brokerage Services, LLC, a participant may choose from approximately 10,000 mutual funds from Fidelity and other companies, and Exchange-Traded Funds that are not included in the core or supplemental investment funds. There is no annual fee charged to participants who use this option. Within each fund offered in the Fidelity BrokerageLink, additional fees may be charged, either accrued within a fund’s pooled price or charged directly on deposits or withdrawals depending upon the investment.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 5 - Income Taxes

The Plan received a determination letter dated October 23, 2013 from the Internal Revenue Service (IRS) stating that the Plan is qualified with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this issuance of the determination letter, the Plan was restated and amended. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.

The Corporation has reviewed the Plan’s administrative procedures and is of the opinion that they are in accordance with technical compliance requirements of ERISA.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that would not meet the more likely than not standard and be-sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and December 31, 2021, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.

NOTE 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes, both positive and negative, in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7 - Related Party Transactions

Plan investments include a Separate Account managed by Fidelity and shares of common stock of the Corporation. Transactions with Fidelity, as the trustee and recordkeeper and the Corporation as the Plan Sponsor and Plan Administrator, qualify as party-in-interest transactions. Certain internal and external administrative costs are reimbursed by the Plan to Chevron. In 2022, $139,588 was reimbursed.

As of June 22, 2023, the price of the Corporation's common stock was $152.64 per share, which represents a nearly 15% decrease from the price of the common stock of $179.49 per share at year-end 2022.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 8 - Subsequent Events

The Plan has evaluated subsequent events through June 23, 2023, the date the financial statements were available to be issued. Due to the international conflict in the Ukraine, there has been increased volatility in overall financial markets including Chevron stock.

The ESIP Investment Committee, after a thorough review, decided in November 2022 to make notable changes to the lineup of Plan investment options, including transitioning all target date and most index funds, from Vanguard to BlackRock. These changes took effect on May 31, 2023.

On January 3, 2023, Chevron closed its acquisition of full ownership of Beyond6, LLC and its nationwide network of compressed natural gas stations from Mercuria Energy Trading and Beyond6 founder Andrew West. Impact on the Chevron ESIP is being evaluated.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2022
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

	COMMON STOCK
*	Chevron Corporation	Common Stock	34,502,324	$2,692,714	$6,192,864

	TOTAL COMMON STOCK			2,692,714	6,192,864

	REGISTERED INVESTMENT COMPANIES
	Vanguard PRIMECAP Fund		9,302,123	^	1,217,184
	Vanguard Federal Money Market Fund		1,375,609,454	^	1,375,609
	Vanguard Short-Term Bond Fund Index		16,931,786	^	167,117
	Vanguard REIT Index Fund		5,864,090	^	106,081
	Vanguard Emerging Market Stock Index Fund		2,447,375	^	200,636
	Vanguard Value Index Fund		13,471,628	^	737,706

	TOTAL REGISTERED INVESTMENT COMPANIES				3,804,333

*	FIDELITY BROKERAGELINK			^	358,624

	STABLE VALUE COLLECTIVE INVESTMENT FUNDS
	TRowePrice Stable Value Fund (Transfer from PRSI)		3,307,259	^	3,307
	Associated Benefits Corporation Stable Value Fund (Transfer from REG)		238,052	^	3,100

	TOTAL STABLE VALUE FUNDS				6,407

	OTHER COLLECTIVE INVESTMENT FUNDS
	Capital Group EuropPacific Growth Trust		20,175,726	^	214,670
	Vanguard Developed Market Index Trust (New in 2021)		7,154,061	^	612,531
	Vanguard Institutional 500 Index Trust		14,238,491	^	3,054,898
	Vanguard Institutional Total Bond Market Index Trust		6,503,523	^	655,750
	Vanguard Institutional Extended Market Trust		5,976,854	^	1,075,595
	Vanguard Target Date Retirement Trust Select		2,998,597	^	114,215
	Vanguard Target Date Retirement Trust 2020 Select		4,382,230	^	183,090
	Vanguard Target Date Retirement Trust 2025 Select		6,889,271	^	298,030
	Vanguard Target Date Retirement Trust 2030 Select		6,210,731	^	276,191
	Vanguard Target Date Retirement Trust 2035 Select		5,694,631	^	261,270
	Vanguard Target Date Retirement Trust 2040 Select		4,984,475	^	235,168
	Vanguard Target Date Retirement Trust 2045 Select		4,757,143	^	230,103
	Vanguard Target Date Retirement Trust 2050 Select		3,777,493	^	183,057
	Vanguard Target Date Retirement Trust 2055 Select		2,168,698	^	105,052
	Vanguard Target Date Retirement Trust 2060 Select		1,076,928	^	52,242
	Vanguard Target Date Retirement Trust 2065 Select		745,760	^	21,746
	Vanguard Target Date Retirement Trust 2070 Select		70,310	^	1,248
	SSgA Inflation Prot Bond Index		7,819,913	^	118,698

	TOTAL OTHER COLLECTIVE INVESTMENT FUNDS				7,693,554

	SEPARATE ACCOUNT
	Preferred Stock
	Citigroup	Capital XIII Preferred Stock 7.875%	161,450	^	4,585

	Corporate Debt
	AT&T INC	4.5% 03/09/2048	1,989,000	^	1,620
	AT&T INC	STEP 11/15/2031	494,000	^	334
	AT&T INC	3.55% 09/15/2055	560,000	^	375
	AT&T INC	3.65% 09/15/2059	2,735,000	^	1,832
	AT&T INC	2.55% 12/01/2033	500,000	^	384
	ABBVIE INC	4.05% 11/21/2039	825,000	^	706
	ANHEUSER BUSCH INBEV WORLD INC	5.55% 01/23/2049	1,075,000	^	1,063
	BAT CAPITAL CORP	4.39% 08/15/2037	175,000	^	136
	BAT CAPITAL CORP	4.54% 08/15/2047	600,000	^	424
	BAT CAPITAL CORP	2.259% 03/25/2028	325,000	^	270

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2022
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

BAT CAPITAL CORP	2.726% 03/25/2031	925,000	^	722
BAT CAPITAL CORP	3.734% 09/25/2040	125,000	^	85
BAT CAPITAL CORP	5.65% 03/16/2052	350,000	^	289
BAT CAPITAL CORP	4.742% 03/16/2032	1,975,000	^	1,752
BNP PARIBAS	4.375% 05/12/2026 144A	2,000,000	^	1,906
BURLINGTON NO SF	5.72% 1/15/24	27715	^	28
BNP PARIBAS	4.25% 10/15/2024	1,600,000	^	1,564
BNP PARIBAS	4.375% 09/28/2025 144A	1,300,000	^	1,262
BNP PARIBAS	4.625% 03/13/2027 144A	600,000	^	569
BANK OF AMERICA CORPORATION	4.2% 08/26/2024	400,000	^	394
BANK OF AMERICA CORPORATION	4.25% 10/22/2026	875,000	^	845
BANK OF AMERICA CORPORATION	2.496/VAR 02/13/2031	1,350,000	^	1,097
BANK OF AMERICA CORPORATION	3.846%/VAR 03/08/2037	2,250,000	^	1,863
BANK OF AMERICA CORPORATION	4.948/VAR 07/22/2028	1,000,000	^	977
JPMORGAN CHASE & CO	8.75% 09/01/2030	450,000	^	524
BARCLAYS PLC (UNGTD)	4.375% 09/11/2024	525,000	^	513
BARCLAYS PLC (UNGTD)	4.836% 05/09/2028	1,525,000	^	1,406
BARCLAYS PLC (UNGTD)	5.501%/VAR 08/09/2028	600,000	^	581
BAYER US FIN II LLC	4.25% 12/15/2025 144A	700,000	^	678
BAYER US FIN II LLC	4.375% 12/15/2028 144A	1,100,000	^	1,033
BOSTON PPTYS LTD PARTNERSHIP	3.65% 02/01/2026	2,275,000	^	2,156
CCO HLDGS LLC/CAP CORP	4.5% 06/01/2033 144A	1,750,000	^	1,343
CCO HLDGS LLC/CAP CORP	4.5% 05/01/2032	500,000	^	398
CCO HLDGS LLC/CAP CORP	4.25% 01/15/2034 144A	750,000	^	554
CIGNA CORP	3.75% 07/15/2023	215,000	^	214
CIGNA CORP	4.125% 11/15/2025	425,000	^	415
CIGNA CORP	7.875% 05/15/2027	234,000	^	258
CSX TRANSN INC	6.251% 01/15/2023	81,870	^	82
CVS HEALTH CORP	4.78% 03/25/2038	900,000	^	820
CVS HEALTH CORP	5.05% 03/25/2048	1,900,000	^	1,705
CVS HEALTH CORP	3.75% 04/01/2030	275,000	^	249
CAPITAL ONE FINANCIAL CORP	3.9% 01/29/2024	775,000	^	765
CAPITAL ONE FINANCIAL CORP	4.927/VAR 05/10/2028	1,725,000	^	1,670
CAPITAL ONE FINANCIAL CORP	5.268/VAR 05/10/2033	450,000	^	418
CEMEX SAB DE CV	7.375% 06/05/2027 144A	2,500,000	^	2,559
CEMEX SAB DE CV	5.2% 09/17/2030 144A	925,000	^	860
CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM		3,905,000	^	3,521
CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM		950,000	^	778
CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM		275,000	^	235
CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM		1,300,000	^	1,003
Citigroup Inc	3.785%/VAR 03/17/2033	1,125,000	^	962
COCA COLA CO	1.65% 06/01/2030	950,000	^	777
Comcast Corp New	5.5% 11/15/2032	850,000	^	886
COX COMMUNICATIONS INC	3.35% 09/15/2026 144A	775,000	^	725
COX COMMUNICATIONS INC	3.5% 08/15/2027 144A	400,000	^	371
COX COMMUNICATIONS INC	1.8% 10/01/2030 144A	675,000	^	513
DELL INTL/EMC CORP	6.02% 06/15/2026	475,000	^	485
DILLARDS INC	7.75% 07/15/2026	210,000	^	218
DILLARDS INC	7.75% 05/15/2027	125,000	^	131
DILLARDS INC	7% 12/01/2028	280,000	^	286
DOMINION RESOURCE INC	5.75/VAR 10/01/2054	2,075,000	^	1,944
DOW CHEMICAL CO	9.4% 05/15/2039	985,000	^	1,298
ELANCO ANIMAL HEALTH INC	VAR 08/28/2023	250,000	^	248
ELANCO ANIMAL HEALTH INC	VAR 08/28/2028	975,000	^	928
ENEL SOCIETA PER AZIONI STEP	09/24/2073 144A	325,000	^	325
ENEL FINANCE INTL NV	6.8% 09/15/2037 144A	875,000	^	867
ENEL FINANCE INTL NV	6% 10/07/2039 144A	825,000	^	751
ENEL FINANCE INTL NV	7.5% 10/14/2032 144A	500,000	^	528
ENEL FINANCE INTL NV	7.75% 10/14/2052 144A	200,000	^	214

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2022
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

EXXON MOBIL CORP	2.61% 10/15/2030	775,000	^	677
FEDEX CORP	4.05% 02/15/2048	500,000	^	379
FEDEX CORP	5.25% 05/15/2050	300,000	^	273
FORD MTR CR CO LLC	3.087% 01/09/2023	619,000	^	618
FORD MTR CR CO LLC	3.375% 11/13/2025	1,275,000	^	1,153
FORD MTR CR CO LLC	2.7% 08/10/2026	925,000	^	803
FORD MTR CR CO LLC	7.35% 11/04/2027	675,000	^	692
FORD MTR CR CO LLC	4.375% 08/06/2023	450,000	^	445
FORD MTR CR CO LLC	3.81% 01/09/2024	1,575,000	^	1,532
FORD MTR CR CO LLC	4.14% 02/15/2023	1,050,000	^	1,045
FORD MTR CR CO LLC	4.542% 08/01/2026	1,144,000	^	1,054
FORD MTR CR CO LLC	4.063% 11/01/2024	525,000	^	504
GE HEALTHCARE TECHNOLOGIES INC	5.857% 03/15/2030 1	400,000	^	409
GE HEALTHCARE TECHNOLOGIES INC	5.905% 11/22/2032 1	1,150,000	^	1,192
GOLDMAN SACHS GROUP INC (THE)	3.615/VAR 03/15/2028	3,400,000	^	3,167
HCA INC	3.375% 03/15/2029 144A	650,000	^	571
HCA INC	3.625% 03/15/2032 144A	2,025,000	^	1,713
HSBC HOLDINGS PLC	6.5% 05/02/2036	1,360,000	^	1,373
HSBC HOLDINGS PLC	6.5% 09/15/2037	1,300,000	^	1,325
HSBC HOLDINGS PLC	4.3% 03/08/2026	550,000	^	532
HSBC HOLDINGS PLC	4.95% 03/31/2030	1,300,000	^	1,240
HSBC HOLDINGS PLC	SOFR 2.848/VAR 06/04/2031	600,000	^	479
HSBC HOLDINGS PLC	0.976/VAR 05/24/2025	925,000	^	856
HSBC HOLDINGS PLC	4.762/VAR 03/29/2033	1,525,000	^	1,322
HSBC HOLDINGS PLC	4.755/VAR 06/09/2028	600,000	^	567
HSBC HOLDINGS PLC	8.113%/VAR 11/03/2033	350,000	^	370
IMPERIAL BRANDS FINANCE PLC	3.875% 07/26/2029 144A	1,200,000	^	1,026
IMPERIAL BRANDS FINANCE PLC	4.25% 07/21/2025 144A	3,550,000	^	3,390
JPMORGAN CHASE & CO	4.25% 10/01/2027	900,000	^	867
JPMORGAN CHASE & CO	3.797%/VAR 07/23/2024	1,250,000	^	1,238
JPMORGAN CHASE & CO	4.493%/VAR 03/24/2031	525,000	^	490
JPMORGAN CHASE & CO	2.522/VAR 04/22/2031	900,000	^	736
JPMORGAN CHASE & CO	2.956/VAR 05/13/2031	1,875,000	^	1,545
JPMORGAN CHASE & CO	5.717%/VAR 09/14/2033	875,000	^	854
KINDER MORGAN ENERGY PTNRS LP	6.95% 01/15/2038	1,050,000	^	1,111
KINDER MORGAN ENERGY PTNRS LP	6.5% 09/01/2039	1,575,000	^	1,587
KINDER MORGAN INC DEL	5.55% 06/01/2045	825,000	^	752
LLOYDS BANKING GROUP PLC	4.582% 12/10/2025	500,000	^	484
LLOYDS BANK PLC	7.953%/VAR 11/15/2033	750,000	^	794
LLOYDS BANKING GROUP PLC	4.5% 11/04/2024	1,445,000	^	1,410
LLOYDS BANKING GROUP PLC	4.65% 03/24/2026	850,000	^	814
PROSUS NV	4.85% 07/06/2027 144A	2,100,000	^	1,992
NATWEST GRP PLC(UNGTD)	1.642/VAR 06/14/2027	1,700,000	^	1,471
NORDSTROM INC	6.95% 03/15/2028	125,000	^	115
OCCIDENTAL PETROLEUM CORP	2.9% 08/15/2024	1,205,000	^	1,154
ORACLE CORP	2.95% 04/01/2030	525,000	^	448
ORACLE CORP	3.6% 04/01/2040	425,000	^	312
ORACLE CORP	3.95% 03/25/2051	600,000	^	427
ORACLE CORP	6.9% 11/09/2052	375,000	^	401
PETROLEOS MEXICANOS	6.625% 06/15/2035	1,425,000	^	1,028
PETROLEOS MEXICANOS	6.7% 02/16/2032 144A	2,462,000	^	1,930
PETROBRAS GLOBAL FINANCE BV	6.9% 03/19/2049	875,000	^	782
PETROBRAS GLOBAL FINANCE BV	5.093% 01/15/2030	138,000	^	129
PETROBRAS GLOBAL FINANCE BV	6.75% 06/03/2050	1,200,000	^	1,043
PETROLEOS MEXICANOS	7.69% 01/23/2050	7,050,000	^	4,873
PROSUS NV	3.68% 01/21/2030 144A	550,000	^	456
PROSUS NV	3.832% 02/08/2051 144A	1,173,000	^	717
PROSUS NV	3.061% 07/13/2031 144A	2,200,000	^	1,705
PROSUS NV	4.193% 01/19/2032 144A	775,000	^	642

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2022
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

PROSUS NV	4.987% 01/19/2052 144A	1,750,000	^	1,278
UNUM GROUP	7.25% 03/15/2028	185,000	^	194
RELX CAPITAL INC	4.75% 05/20/2032	425,000	^	408
RIO OIL FIN TR STEP	07/06/2024 144A	1,119,813	^	1,131
RIO OIL FINANCE TRUST SERIES	2014-3 9.75% 01/06/20	1,108,714	^	1,143
RIO OIL FINANCE TR SER	2018-1 8.2% 04/06/2028 144A	1,021,440	^	1,038
SOUTHERN COMPANY	STEP 08/01/2027	1,100,000	^	1,096
SOUTHERN COMPANY	4%/VAR 01/15/2051	1,875,000	^	1,706
SOUTHERN COMPANY	3.75/VAR 09/15/2051	1,125,000	^	908
T-MOBILE USA INC	4.375% 04/15/2040	375,000	^	320
T-MOBILE USA INC	4.5% 04/15/2050	250,000	^	206
T-MOBILE USA INC	3.875% 04/15/2030	1,175,000	^	1,064
T-MOBILE USA INC	3.375% 04/15/2029 144A	600,000	^	528
T-MOBILE USA INC	3.5% 04/15/2031 144A	1,075,000	^	929
T-MOBILE USA INC	3.4% 10/15/2052	800,000	^	538
TELECOM ITALIA CAP	7.2% 07/18/2036	425,000	^	345
TELECOM ITALIA CAP	7.721% 06/04/2038	1,275,000	^	1,058
TELECOM ITALIA SPA	5.303% 05/30/2024 144A	2,575,000	^	2,440
TIME WARNER CABLE LLC	7.3% 07/01/2038	400,000	^	397
TRANSCANADA TRUST	5.625/VAR 05/20/2075	1,450,000	^	1,370
TRANSCANADA TRUST	5.875%/VAR 8/15/76	1,225,000	^	1,164
TRANSCANADA TRUST	5.3%/VAR 3/15/77	2,400,000	^	2,016
TRANSCANADA TRUST	5.5%/VAR 09/15/2079	1,725,000	^	1,489
UNUM GROUP	6.75% 12/15/2028	75,000	^	78
ULTRAPAR INTERNATIONL SA	5.25% 10/06/2026 144A	700,000	^	670
ULTRAPAR INTERNATIONL SA	5.25% 06/06/2029 144A	286,000	^	270
UNICREDIT SPA	7.296%/VAR 04/02/2034	1,675,000	^	1,535
UNICREDIT SPA	5.459/VAR 06/30/2035 144A	1,575,000	^	1,280
UNION PAC RR CO	2006 1 PT TR 5.866% 7/02/30	148,819	^	153
UNITEDHEALTH GROUP INC	4.2% 05/15/2032	700,000	^	664
UNITEDHEALTH GROUP INC	4.75% 05/15/2052	300,000	^	277
VERIZON COMMUNICATIONS INC	4.272% 01/15/2036	825,000	^	734
VERIZON COMMUNICATIONS INC	2.987% 10/30/2056	525,000	^	320
VODAFONE GROUP PLC	7%/VAR 04/04/2079	1,375,000	^	1,382
WELLS FARGO & CO NEW	4.1% 06/03/2026	675,000	^	654
WELLS FARGO & CO NEW	4.3% 07/22/2027	1,600,000	^	1,540
WELLS FARGO & CO NEW	5.013%/VAR 04/04/2051	970,000	^	860
WELLS FARGO & CO NEW	4.897%/VAR 07/25/2033	375,000	^	356

Total Corporate Bonds				152,245

Mortgage Backed Securities
FHLG	5.50% 1/35 #G01749	13,959	^	15
FHLG	6.50% 12/32 #G01767	10,995	^	13
FHLG	6.00% 2/35 #G01777	469,188	^	488
FHLG	5.50% 3/34 #G01665	31,680	^	33
FNMA	ARM 2.322% 05/01/2052#841408	2,061,021	^	1,833
FNMA	ARM 3.307% 06/01/2052#841422	4,628,055	^	4,295
FHLG	6.50% 10/26 #G30305	5,075	^	6
FHLM	ARM 3.326% 9/33 #1B1150	15,533	^	17
FHLM	ARM 2.74% 4/36 #847671	8,444	^	8
FHLG	30YR 6.5% 03/01/2038#	18,018	^	19
FHLG	7.00% 11/38 #G05603	5,123	^	6
FHLG	30YR 5.5% 07/01/2035#	19,713	^	20
FHLG	6.00% 1/38 #G06238	16,667	^	17
FHLG	6.00% 2/39 #G06570	21,265	^	22
FHLG	6.00% 1/39 #G06932	214,990	^	225
FHLG	5.50% 1/40 #G07074	355,258	^	368
FHLG	30YR 4.5% 09/01/2041#G07568	301,663	^	299

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2022
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

FHLG	30YR 4.5% 11/01/2043#G07596	289,699	^	288
FHLG	15YR 6% 11/01/2023#	750	^	1
FHLG	20YR 4% 11/01/2035#C91857	248,935	^	242
FHLG	20YR 3.5% 10/01/2035#C91853	388,088	^	371
FHLG	15YR 5% 08/23#J08788	9,498	^	9
FHLM	ARM 2.37% 1/36 #1H2581	8,424	^	9
FHLM	ARM 2.60% 3/37 #1G2667	7,387	^	7
FHLM	ARM 5.31% 7/37 #1G2080	12,617	^	13
FHLM	ARM 5.23% 2/38 #1Q0479	1,904	^	2
FHLM	ARM 4.93% 6/38 #1Q0556	4,236	^	4
FHLM	ARM 4.91% 4/38 #1Q0557	6,195	^	6
FHLM	ARM 5.09% 4/38 #1Q0558	12,009	^	12
FHLM	ARM 0% 07/38#1Q1400	68,678	^	69
FHLG	6.50% 9/37 #H09070	2,782	^	3
FHLG	6.00% 6/38 #H09203	912	^	1
FHLM	ARM 5.43% 10/38 #848349	8,406	^	8
FHLM	ARM 2.54% 01/01/2042#849254	60,653	^	61
FHLM	ARM 0% 01/45#849625	98,360	^	98
FHLM	ARM 0% 05/44#2B2591	45,100	^	45
FHLM	ARM 2.896% 02/01/45#2B3797	98,005	^	97
FHLG	15YR 3.5% 06/01/2034#SB0019	1,274,351	^	1,229
FHLG	30YR 3% 04/01/2052#SD1000	12,576,449	^	11,129
FHLG	30YR 2.5% 11/01/2050#SD7530	4,594,628	^	3,943
FHLG	30YR 2.5% 05/01/2052#	12,964,476	^	11,005
FHLG	30YR 4.5% 03/47#V83108	544,134	^	535
FHLG	30YR 4.5% 06/01/2047#Q48869	426,974	^	420
FHLG	30YR 4.5% 02/45#G60034	345,911	^	343
FHLG	30YR 4.5% 03/47#G61080	1,831,460	^	1,810
FHLG	30YR 2% 07/01/2050#	6,621,310	^	5,470
FHLG	30YR 2% 09/01/2050#RA3454	983,771	^	812
FHLG	30YR 2% 12/01/2050#RA4119	3,366,451	^	2,785
FHLG	30YR 2.5% 11/01/2051#RA6337	13,744,520	^	11,742
FHLG	30YR 3.5% 07/01/2052#RA7656	10,776,440	^	9,844
FHLM	ARM 0% 08/46#840380	241,102	^	241
FHLM	ARM 0% 05/45#840402	553,441	^	552
FHLM	ARM 2.37% 2/34 #781274	10,653	^	11
FHLM	ARM 0% 09/36#782735	69,122	^	70
Federal Nat Mtg Asn Gtd Rem Pa	1ML+ 12/25/2043	204,114	^	201
FNMA	7.00% 11/37 #256985	11,377	^	12
FNMA	6.50% 2/38 #310048	7,505	^	8
Federal Home Ln Mtg Mlt Ctf Gt	VAR 12/15/2043	195,718	^	191
Federal Home Ln Mtg Mlt Ctf Gt	VAR 03/15/2044	377,806	^	370
Federal Home Ln Mtg Mlt Ctf Gt	VAR 03/25/2026	642,022	^	22
Federal Home Ln Mtg Mlt Ctf Gt	VAR 05/25/2026	260,845	^	9
Federal Home Ln Mtg Mlt Ctf Gt	CSTR 04/25/2027	2,636,508	^	62
Federal Home Ln Mtg Mlt Ctf Gt	CSTR 06/25/2027	2,282,479	^	61
Federal Home Ln Mtg Mlt Ctf Gt	CSTR 07/25/2027	5,993,839	^	130
Federal Home Ln Mtg Mlt Ctf Gt	K090 X1 VAR 02/25/2	16,292,061	^	595
Federal Home Ln Mtg Mlt Ctf Gt	X1 CSTR 01/25/2030	7,323,223	^	608
FNMA	6.00% 3/33 #555285	22,288	^	23
FNMA	ARM 5.79% 11/37 #AL0144	2,171	^	2
FNMA	ARM 5.125 10/38 #AL1043	11,866	^	12
FNMA	15YR 5.00% #AL2439	2,276	^	2
FNMA	15YR 4.5% #AL4147	36,605	^	36
FNMA	20YR 4.5% #AL4165	819,579	^	813
FNMA	ARM 0% 02/44#AL4831	201,422	^	201
FNMA	ARM 2.99% 02/01/2044#AL4980	97,545	^	98
FNMA	ARM 2.569% 04/01/2044#AL5129	150,213	^	150
FNMA	30YR 4.5% #AL5441	278,517	^	276

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2022
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

FNMA	30YR 4.5% 07/01/2042#AL5749	315,912	^	313
FNMA	ARM 2.719% 10/01/2044#AL5968	213,108	^	214
FNMA	15YR 3.5% 12/01/2029#AL7205	188,452	^	183
FNMA	30YR 4.5% 09/42#AL7306	499,143	^	495
FNMA	30YR 4.5% 09/45#AL7384	229,554	^	227
FNMA	30YR 4.5% 02/46#AL9781	420,466	^	417
FNMA	15YR 3.5% 09/01/2031#AL9063	515,159	^	499
FNMA	30YR 4.5% 02/01/2046#AL9128	93,481	^	93
FNMA	30YR 4.5% #AL9407	132,597	^	131
FNMA	ARM 0% 11/01/2046#	388,894	^	383
FNMA	30YR 4.5% 07/46#AL8816	325,952	^	323
FNMA	ARM 4.031% 04/01/2042#	125,031	^	126
FNMA	ARM 12ML+1.565 03/01/2043#AR6900	112,825	^	113
FNMA	ARM 2.907% 09/01/2044#AT7040	16,880	^	17
FNMA	ARM 0% 05/44#AW4688	43,814	^	44
FNMA	ARM 2.764% 12/01/2044#AX2197	74,229	^	74
FNMA	30YR 4% 10/45#AZ4765	1,846,084	^	1,779
FNMA	5.50% 2/33 #677709	21,906	^	22
FNW	2003-W2 1A2 7% 7/42	37,416	^	39
FNW	2004-W2 5A 7.5% 3/44	13,147	^	14
FNW	2004-W8 3A 7.5% 6/44	9,854	^	10
FNW	2005-W1 1A3 7 10/44	30,755	^	32
FNR	2009-53 QM 5.5 5/39	68	^	—
Federal Nat Mtg Asn Gtd Rem Pa	5.0% 05/25/2037	86,305	^	86
FNW	2007-W10 1A CSTR 8/47	32,692	^	33
FNW	2007-W10 2A CSTR 8/47	9,413	^	10
FHR	3312 AB 6.5 6/32	10,124	^	10
FNR	2008-24 GD 6.5 3/37	2,664	^	3
FNR	2009-40 TB 6 6/39	11,984	^	12
FNR	2010-123 WT 7% 11/40	111,793	^	119
Federal Nat Mtg Asn Gtd Rem Pa	3.5% 12/25/2030	654,689	^	630
FNMA	5.50% 2/34 #725206	7,443	^	8
FNMA	6.00% 3/34 #725228	86,384	^	89
FNMA	6.00% 3/34 #725330	119,789	^	124
FNMA	6.50% 12/32 #735415	49,943	^	52
FNMA	ARM 4.83% 8/35 #735869	3,523	^	4
FNMA	ARM 2.53% 1/36 #745303	8,076	^	8
FNMA	6.00% 6/35 #745398	12,755	^	13
FNMA	6.00% 4/34 #745942	15,739	^	16
FNMA	ARM 2.20% 8/35 #832257	9,263	^	9
FNMA	30YR 4.5% 02/01/2041#BF0199	1,910,834	^	1,877
FNMA	ARM 0% 10/47#BH9347	136,319	^	133
FNMA	30YR 4.5% 06/01/2048#BJ9262	667,924	^	654
FNMA	30YR 4.5% 01/43#BM1357	384,116	^	381
FNMA	ARM 3.331% 03/01/2048#BM3572	792,478	^	772
FNMA	30YR 4% 02/01/2047#BM3386	905,409	^	872
FNMA	ARM 3.359% 10/01/2049#BM6149	463,273	^	447
FNMA	30YR 4.5% 11/01/2048#CA2643	347,073	^	340
FNMA	30YR 2.5% 07/01/2050#CA6271	4,662,318	^	4,003
FNMA	30YR 2.5% 07/01/2050#CA6329	5,773,493	^	4,955
FNMA	30YR 2.5% 07/01/2050#CA6398	3,134,559	^	2,693
FNMA	30YR 2% 09/01/2050#CA6925	5,273,929	^	4,355
FNMA	30YR 2% 02/01/2051#FM5997	2,068,128	^	1,706
FNMA	30YR 3.5% 01/01/2051#FM7599	2,611,392	^	2,410
FNMA	30YR 2.5% 03/01/2051#FM8215	4,215,176	^	3635
FNMA	6.50% 11/37 #888891	9,552	^	10
FNMA	30YR 6.00% 3/36 #888956	30,252	^	31
FNMA	15YR 6.00% 3/23 #889390	1	^	—
FNMA	7.00% 12/37 #889886	15,693	^	17

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2022
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

FNMA	ARM 2.979% 2/37 #907860	6,876	^	7
FNMA	6.00% 8/37 #995487	11,338	^	12
FNMA	5.50% 9/36 #995575	8,724	^	9
FNMA	15YR 5.50% 3/24 #995597	180	^	—
FNMA	ARM 5.289 10/38 #995005	1,832	^	2
FNMA	6.00% 5/36 #995212	33,963	^	35
FNMA	15YR 5.50% 10/23 #995405	2,069	^	2
FNMA	6.50% 12/38 #995694	6,981	^	7
FNMA	5.50% 9/36 #995788	132,581	^	135
FNMA	20YR 4.0% 11/1/30 #AB1763	97,391	^	95
FNMA	20YR 4.0% 03/01/2034#MA1814	650,835	^	632
FNMA	20YR 4.0% 09/01/2034 #MA2055	418,187	^	406
FNMA	20YR 4.0% 01/01/2035#MA2141	562,941	^	547
FNMA	20YR 4.0% 07/01/2035#MA2366	317,953	^	309
FNMA	20YR 3.5% 04/37#MA2962	505,343	^	480
FNMA	30YR 5% 03/01/2049#MA3617	198,434	^	199
FNMA	20YRS 4.00% 9/31 #MA3894	185,845	^	181
FNMA	5.50% 9/38 #AD0198	52,389	^	54
FNMA	5.50% 4/37 #AD0249	66,436	^	68
FNMA	5.50% 12/39 #AD0494	10,123	^	10
FNMA	5.50% 9/39 #AD0650	6,894	^	7
FNMA	5.50% 6/36 #AD0663	49,547	^	51
FNMA	5.50% 7/35 #AD0931	17,002	^	17
FNMA	15YR 5.50% 1/25 #AE0875	920	^	1
FNMA	6.50% 9/38 #AE0012	35,721	^	38
FNMA	15YR 5.50% 8/24 #AE0379	23	^	—
FNMA	15YR 5.50% 10/24 #AE0380	2,476	^	2
FNMA	15YR 5.50% 12/24 #AE0381	1,949	^	2
FNMA	15YR 5.50% 10/24 #AE0382	1,251	^	1
FNMA	6.50% 1/39 #AE0442	36,728	^	39
FNMA	15YR 5.50% 5/24 #AE0620	2,547	^	3
Government Nat Mtg Assn Hecm	12ML+15 12/20/2067	1,543,205	^	1,514
Government Nat Mtg Assn Hecm	2018-H02 FM 12ML+10 0	1,274,963	^	1,240
Government Nat Mtg Assn Hecm	12ML+ 09/20/2067	1,341,394	^	1,319
GNR	2018-H05 FE 12ML+7 02/68	2,203,256	^	2,149
Government Nat Mtg Assn Hecm	2018-H09 FA 12ML+ 04/	1,031,620	^	1,010
Government Nat Mtg Assn Hecm	2019-H04 FA 12ML+29 0	1,063,748	^	1,029
Government Nat Mtg Assn Hecm	1ML+35 05/20/2069	778,980	^	760
Government Nat Mtg Assn Hecm	12ML+ 05/20/2069	7,475,920	^	7,358
Government Nat Mtg As Remic Pt	SOFR30A+ 12/20/2071	1,561,359	^	1,545
GNR 2022-H09 FA	SOFR30A+67 04/20/2072	2,735,844	^	2,701
Government Nat Mtg As Remic Pt	SOFR30A+97 05/20/20	1,335,591	^	1,330
SBAP	2007-20D 1 5.32% 4/27	10,838	^	11
Us Dept Vets Aff Gtd Remi Pass	7.5% 06/15/2027	21,210	^	22

Total Mortgage Backed Securities				136,257

Government Securities (Municipal Bonds & Govt Obligations)
California State	7.55% 4/1/39	300,000	^	375
California State	7.3% 10/01/39	410,000	^	498
California State	7.625% 03/01/40	785,000	^	991
Illinois State	TAXMUNI 5.1% 6/01/33	2,050,000	^	1,967
New Jersey St Turnpike Auth.	Tpk Revbuild America Bonds-	1,470,000	^	1,773
Univ Ca Med Ctr	4.563% 5/15/2053	625,000	^	547
United States Treasury Bond	2.875% 05/15/2052	6,345,000	^	5,107
United States Treasury Bond	3% 08/15/2052	4,203,000	^	3,483
United States Treasury Bond	3.375% 08/15/2042	6,532,000	^	5,838
UST Notes	4.125% 11/15/2032	6,195,000	^	6,322
Colombia Republic Of	5.625% 02/26/2044	1,275,000	^	935

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2022
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

	Total U.S. Government Securities				27,836

	Asset-Backed Securities
	BNSF Railway Company	06-2 5.629% 4/01/24	32,234	^	32
	BNSF Railway Company	5.996% 4/01/24	112,961	^	113
	SLC Student Loan Trust	3ML+ 02/15/2045	7,942,773	^	7,615
	SLC Student Loan Trust	2007 1 A5 3ML+9 05/15/2037	1,603,000	^	1,440
	SLM Student Loan Trust	3ML+ 07/25/2040	8,449,000	^	7,920
	SLM Student Loan Trust	2006 8 3ML+01/25/2041	2,920,216	^	2,735
	Small Business Administration	SBAP 2005-20E 1 4.84 5/25	3,090	^	3
	Small Business Administration	SBAP 2005-20G 1 4.75 7/25	4,043	^	4
	Small Business Administration	SBAP 2005-20I 1 4.76% 9/25	5,850	^	6
	Small Business Administration	SBAP 2006-20A 1 5.21 1/26	4,499	^	4
	Small Business Administration	SBAP2006-20C 1 5.57 3/26	5,689	^	6
	Small Business Administration	SBAP 2006-20G 1 6.07% 7/26	10,104	^	10
	Small Business Administration	SBAP 2007-20A 1 5.32 1/27	10,501	^	10
	Small Business Administration	SBAP2007-20C 1 5.23 3/27	15,284	^	15
	Small Business Administration	SBAP 2007-20G 1 5.82 7/27	11,469	^	11
	Union Pacific Railroad Company	2007 3 6.176% 1/2/31	126,915	^	131

	Total Asset backed securities				20,055

	Cash Equivalents
	State Street Bank & Trust Co	Short Term Investment Fund	11,888,261	^	11,888

	Unsettled Sales				3,218

	Unsettled Purchases				(6,432)

	Other				—

	TOTAL SEPARATE ACCOUNT				349,652

	TOTAL INVESTMENTS PER FINANCIAL STATEMENTS				18,405,434

	Cash				91,419

*	PARTICIPANT LOANS	Interest rates ranging from 2.23% to 9.50%			112,383
		Maturity dates extend to 2048

	TOTAL INVESTMENTS PER FORM 5500				$18,609,236

* Party-in-interest as defined by ERISA.
^ Participant directed investment cost not required to be included

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1*	Consent of Grant Thornton Independent Registered Public Accounting Firm

* Filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

Date: June 23, 2023	/s/ Rose Z. Pierson
Chevron Corporation, Plan Administrator
By: Rose Z. Pierson Assistant Secretary Chevron Corporation